[Letterhead of Bank of America]

March 25, 2025

Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Mr. Donial Dastgir, Esq. Mr. Benjamin Meeks, Esq.

Re:	BA Credit Card Funding, LLC BA Credit Card Trust BA Master Credit Card Trust II Form SF-3 Registration Statement
File Nos. 333-284577, 333-284577-01 and 333-284577-02

Ladies and Gentlemen:

BA Credit Card Funding, LLC, in its capacity as depositor for BA Credit Card Trust and BA Master Credit Card Trust II, hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement, as amended, be accelerated to 11:00 a.m. (EST) on March 28, 2025, or as soon thereafter as practicable.

Very truly yours,

BA CREDIT CARD FUNDING, LLC

By:	/s/ Keith W. Landis
Name: Keith W. Landis
Title: CEO & President